UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 26, 2014

Commission file number: 001-35511

BURGER KING WORLDWIDE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	45-5011014
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

5505 Blue Lagoon Drive, Miami, Florida	33126
(Address of Principal Executive Offices)	(Zip Code)

(305) 378-3000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Arrangement Agreement

Arrangement Agreement. On August 26, 2014, Burger King Worldwide, Inc., a Delaware corporation (“Parent” or “BKW”), entered into an Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”), among Parent, 1011773 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of British Columbia (“Holdings”), New Red Canada Partnership, a partnership organized under the laws of Ontario and wholly-owned subsidiary of Holdings (“Partnership”), Blue Merger Sub, Inc., a corporation incorporated under the laws of Delaware and a wholly-owned subsidiary of Partnership (“Merger Sub”), 8997900 Canada Inc., a corporation organized under the laws of Canada and a wholly-owned subsidiary of Partnership (“Amalgamation Sub” and, together with Parent, Holdings, Partnership and Merger Sub, the “Parent Parties”), and Tim Hortons Inc., a corporation organized under the laws of Canada (the “Company” or “Tim Hortons”).

Arrangement and Merger. Under the terms of the Arrangement Agreement, (a) Amalgamation Sub will acquire the Company pursuant to a plan of arrangement under Canadian law (the “Arrangement”), and (b) Merger Sub will merge with and into Parent, with Parent as the surviving corporation in the merger (the “Merger” and, together with the Arrangement, the “Transactions”). The Merger shall become effective immediately following the effectiveness of the Arrangement, to the fullest extent possible.

Post-Closing Structure. As a result of the Transactions, both Parent and the Company will become indirect subsidiaries of both Holdings and Partnership. Holdings, which will be renamed and will become a corporation organized under the laws of Canada, will be the general partner of Partnership and will own a majority of the partnership units of Partnership as described below, with the balance of the partnership units of Partnership initially being held by the holders of Parent common stock prior to the effective time of the Merger. The terms of the partnership units of Partnership are described in more detail below.

Listing. At the closing of the Transactions, common shares of Holdings are expected to be listed for trading on the New York Stock Exchange and the Toronto Stock Exchange, and the exchangeable units of Partnership are expected to be listed for trading on the Toronto Stock Exchange.

Arrangement Consideration. At the effective time of the Arrangement, each holder of a common share of the Company will be entitled to receive $65.50 (CAD) in cash and 0.8025 newly issued Holdings common shares in exchange for each common share of the Company held by such shareholder, other than shareholders who (a) make an election to receive cash (a “Cash Election”), who will be entitled to receive $88.50 (CAD) in cash in exchange for each common share of the Company held by such shareholder, subject to adjustment in accordance with the plan of arrangement or (b) make an election to receive shares of Holdings (a “Shares Election”), who will be entitled to receive 3.0879 newly issued Holdings common shares in exchange for each share of the Company held by such shareholder, subject to adjustment in accordance with the plan of arrangement.

Effect of Arrangement on Company Equity Awards. At the effective time of the Arrangement, each outstanding vested Company option for which a Company optionholder has executed a surrender form (a “Surrendered Company Option”) will be surrendered and transferred to the Company in consideration for the issuance of the number of Company common shares, rounded down to the nearest whole share, calculated as follows: (i) the number of Company common shares subject to such Company option minus (ii) the number of whole and partial Company common shares subject to such Company option that, when multiplied by the fair market value of a Company common share as of immediately prior to the time of the applicable step, is equal to the aggregate exercise price of such Company option. At the effective time of the Arrangement, each outstanding Company restricted stock unit award and performance stock unit award will be vested, with the number of performance stock units determined based on the maximum or highest level achievable, and each such award will be terminated in consideration for the issuance of the number of Company common shares subject to such award. Holders of Company common shares granted in settlement of the Surrendered Company Options and terminated Company restricted stock unit awards and performance stock unit awards will be entitled to receive the Arrangement consideration described in the preceding paragraph in respect of such Company common shares. At the effective time of the Arrangement, each outstanding Company deferred stock unit award will be vested and terminated in consideration for an amount in cash equal to the product of (i) the value of $65.50 (CAD) plus 0.8025 newly issued Holdings common shares (with the value determined based on the opening price of a Holdings common share), multiplied by (ii) the number of Company common shares subject to such Company deferred stock unit award. At the effective time of the Arrangement, each outstanding Company option (and its tandem stock appreciation right) that is not a Surrendered Company Option will be exchanged for a Holdings option (with a tandem stock appreciation right) to acquire from Holdings, on the same terms and conditions as were applicable to such Company option, a number of Holdings common shares equal to the product of: (i) the number of Company common shares subject to such Company option multiplied by (ii) the exchange ratio of 3.0879 (and rounded down to the nearest whole number of Holdings common shares), with an exercise price equal to the quotient of: (i) the exercise price per Company common share subject to each Company option divided by (ii) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent).

Merger Consideration. At the effective time of the Merger, each share of Parent common stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive (a) if no Exchangeable Election (as defined below) has been made, the right to receive 0.99 newly issued Holdings common shares and 0.01 newly issued exchangeable units of Partnership, subject to proration as set forth in the Arrangement Agreement or (b) if the stockholder makes an election to receive consideration solely in the form of exchangeable units of Partnership (an “Exchangeable Election”), the right to receive one exchangeable unit of Partnership in exchange for each share of Parent common stock, subject to proration as set forth in the Arrangement Agreement.

Effect on Parent Equity Awards. At the effective time of the Merger, each outstanding Parent option and restricted share unit will be converted into the right to receive, on the same terms and conditions as were applicable under such Parent option or restricted share unit (including with respect to vesting and, in case of Parent options, exercise price), an equity award from Holdings in respect of the same number of shares of Holdings common stock as were subject to the underlying Parent option or restricted share unit.

Terms of the Partnership Units.

Following the Transactions, Holdings will own a number of common units of Partnership equal to the number of issued and outstanding common shares of Holdings immediately after the closing of the Transactions and a number of preferred units of Partnership equal to the number of issued and outstanding Holdings preferred shares immediately after the closing of the Transactions.

Both the common and the exchangeable units of Partnership will be subject to the terms of the Limited Partnership Agreement of Partnership (the “LPA”). Pursuant to the terms of the LPA, each exchangeable unit of Partnership will be entitled to distributions from the Partnership in an amount equal to any dividends or distributions that shall have been declared and be payable in respect of a common share of Holdings.

Each exchangeable unit will be subject to the terms of a Voting Trust Agreement (the “Voting Trust Agreement”), by and among Partnership, Holdings and a trustee to be agreed upon by Parent and Holdings (the “Trustee”). The Trustee will hold a special voting share in Holdings that entitles the Trustee to a number of votes equal to the number of exchangeable units of Partnership outstanding. Pursuant to the terms of the Voting Trust Agreement, the holders of exchangeable units of Partnership can direct the Trustee, as their proxy, to vote on their behalf in all votes that are presented to the common shareholders of Holdings.

From and after the 1-year anniversary of the closing date of the Transactions, each holder of an exchangeable unit will have the right to require the Partnership to repurchase all or any portion of such holder’s exchangeable units for, at the election of the Partnership, (1) cash (in an amount determined in accordance with the terms of the LPA) or (2) common shares of Holdings, at a ratio of one common share of Holdings for each one exchangeable unit. Prior to the 1-year anniversary of the closing of the Transactions, holders of exchangeable units may not require the Partnership to repurchase their exchangeable units.

Conditions to the Transactions. The implementation of the Arrangement is subject to customary closing conditions, including among other things, the approval by the Company’s shareholders of the Arrangement and the receipt of all required regulatory approvals (including competition approvals and approval under the Investment Canada Act). The Merger is conditional only upon the consummation of the Arrangement.

Holdings Board of Directors. Pursuant to the Transaction Agreement, effective as of the closing of the Transactions, Holdings will expand its board to 11 directors. Eight directors of Holdings will be designated by Parent prior to the Closing. The remaining three directors of Holdings will be designated by the Company prior to the Closing, each of whom will be a resident Canadian and at least two of whom will be “independent” directors.

Representations, Warranties and Covenants. The Arrangement Agreement contains customary representations, warranties and covenants by Parent and the Company. The Company has agreed, among other things, subject to certain exceptions, not to solicit any offer or proposal for certain specified alternative transactions, or to participate in discussions regarding such an offer or proposal with any third party, or to accept or enter into any agreements relating to, or that would reasonably be expected to lead to, such an offer or proposal, subject to customary exceptions provided in the agreement.

Termination Rights. The Arrangement Agreement contains certain termination rights, including, among others, (a) the right of either the Company or Parent to terminate the Arrangement Agreement if the Company’s shareholders fail to approve the Arrangement, (b) the right of either the Company or Parent to terminate the Arrangement Agreement if the closing has not occurred by March 31, 2015 (the “Outside Date”), subject to certain conditions, provided that the Outside Date may be extended until April 30, 2015 in certain circumstances, (c) the right of Parent to terminate the Arrangement Agreement if the board of directors of the Company changes its recommendation with respect to the Arrangement, (d) the right of the Company to terminate the Arrangement Agreement to enter into an agreement providing for a “Company Superior Proposal”, provided that such termination right expires after receipt of the required Company shareholder approval and (e) the right of either the Company or Parent to terminate the Arrangement Agreement due to a breach by the other party of its representations, warranties or covenants contained in the Arrangement Agreement, subject to certain conditions.

Termination Fees. The Arrangement Agreement provides that a termination fee of $345 million (CAD) is payable by the Company in certain circumstances, including if the Company terminates the Arrangement Agreement to enter into an agreement that constitutes a “Company Superior Proposal” or the board of directors of the Company changes its recommendation to shareholders in support of the Transactions. A termination fee of $500 million (CAD) is also payable by Parent in certain circumstances as a result of the failure to obtain certain regulatory approvals. Additionally, in the event that either the Company or Burger King terminates the Arrangement Agreement as a result of the failure by the shareholders of the Company to approve the Arrangement, the Company must make an expense reimbursement payment of $40 (CAD) million to Burger King.

Company Voting Agreement. In addition, in the Arrangement Agreement, the Company has agreed that, within three business days following the execution of the Arrangement Agreement, each member of the board of directors of the Company will enter into with, and deliver to, Parent a voting agreement (each, a “Company Voting Agreement”), pursuant to which each such director would agree to vote all of such director’s common shares of the Company in favor of the Arrangement and against (a) any “Company Acquisition Proposal” (as defined in the Arrangement Agreement), and/or (b) any matter that could reasonably be expected to materially delay, prevent or frustrate the completion of the Transactions. The Company Voting Agreements terminate automatically in certain circumstances, including if the Arrangement Agreement is terminated, and the director party to each Company Voting Agreement may terminate the agreement if, among other reasons, the board of directors of the Company changes its recommendation with respect to the Arrangement. As of August 26, 2014, directors of the Company collectively owned shares of the Company representing less than 1% of the voting power of the Company.

The foregoing description of the Arrangement Agreement is not complete and is qualified in its entirety by reference to the Arrangement Agreement, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Arrangement Agreement governs the contractual rights between the parties in relation to the Merger. The Arrangement Agreement has been filed as an exhibit to this Current Report on Form 8-K to provide investors with information regarding the terms of the Arrangement Agreement and is not intended to modify or supplement any factual disclosures about Parent in its public reports filed with the Securities and Exchange Commission. In particular, the Arrangement Agreement is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Parent. The representations, warranties and covenants contained in the Arrangement Agreement have been made solely for the purposes of the Arrangement Agreement and as of specific dates; were solely for the benefit of the parties to the Arrangement Agreement; are not intended as statements of fact to be relied upon by Parent’s shareholders or other security holders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders or other security holders. Security holders are not third-party beneficiaries under the Arrangement Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of any actual state of facts or of the condition of the Parent. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in Parent’s public disclosures. Parent acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading.

Voting Agreement

In connection with the Arrangement Agreement, on August 26, 2014, at the request of the Company, the Company entered into a Voting Agreement (the “Voting Agreement”) with 3G Special Situations Fund II, L.P. (“3G SSF II”), a holder of approximately 243,858,915 of shares of Parent common stock, which represents a sufficient number of shares of Parent common stock to approve the Merger and adopt the Arrangement Agreement. Pursuant to the Voting Agreement, 3G SSF II agreed to deliver a written consent approving the Merger and adopting the Arrangement Agreement within five (5) days following the effective time of the Registration Statement on Form S-4 registering the common shares of Holdings to be issued in connection with the Transactions. Pursuant to the Voting Agreement, 3G SSF II also granted to the Company an irrevocable proxy to secure 3G SSF II’s obligations under the Voting Agreement. Also pursuant to the Voting Agreement, 3G SSF II agreed that it would make an Exchangeable Election in connection with the Merger.

The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Debt Commitment Letter

In connection with the Transactions, Parent and Holdings have entered into a debt commitment letter (the “Commitment Letter”) pursuant to which JPMorgan Chase Bank, N.A. and Wells Fargo Bank, National Association have, among other things, agreed to provide (i) a senior secured term loan facility in an aggregate principal amount of $6,750 million; (ii) a senior secured revolving credit facility in an aggregate principal amount of $500 million; and (iii) a senior secured second lien bridge facility in an aggregate principal amount of up to $2,250 million (less the gross proceeds of any senior secured second-lien notes issued in connection with the consummation of the transactions under the Arrangement Agreement) (collectively, the “Debt Financing”). The funding of the Debt Financing is contingent on the closing of the Arrangement and certain other conditions set forth in the Commitment Letter. The funding of the Debt Financing is not a condition to the obligations of any of the Parent Parties under the terms of the Arrangement Agreement.

Securities Purchase Agreement

In connection with the Transactions, Berkshire Hathaway Inc. (“Berkshire”) and Holdings have entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which Berkshire will purchase 30,000 Class A 9% Cumulative Compounding Perpetual Preferred Shares of Holdings (the “Preferred Shares”) and a warrant (the “Warrant”) to purchase common shares in the capital of Holdings (“Holdings Common Shares”) representing 1.75% of the fully-diluted common shares of Holdings as of the closing of the Transactions, including after taking into account the common shares of Holdings underlying the Warrant, for an aggregate purchase price of $3 billion, upon the terms and subject to the conditions set forth therein. The Company and Parent are third party beneficiaries under the Securities Purchase Agreement for purposes of specifically enforcing the terms and provisions thereunder under certain circumstances.

Forward-Looking Statements

This report includes forward-looking statements, which are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. These forward-looking statements may be affected by risks and uncertainties in the business of BKW and Tim Hortons and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by BKW and Tim Hortons with the U.S. Securities and Exchange Commission, including BKW’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both BKW and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of BKW or Tim Hortons. Neither BKW nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information and Where to Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction, Holdings intends to file with the SEC a registration statement on Form S-4 that will include a joint information statement/circular and other relevant documents to be mailed by Tim Hortons and BKW to their respective security holders in connection with the proposed transaction of Tim Hortons and BKW. The joint information statement/circular will also be filed with the Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Tim Hortons, BKW and the proposed transaction. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, a copy of the joint information statement/circular (when it becomes available) may be obtained free of charge from Tim Horton’s internet website for investors www.timhortons-invest.com, or from BKW’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or BKW, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation of Votes

Tim Hortons, BKW, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding BKW’s directors and executive officers is available in its proxy statement filed with the SEC by BKW on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

For more information regarding these and other risks and uncertainties that Parent may face, see the section entitled “Risk Factors” in Parent’s Form 10-K, Form 10-Q and Form 8-K filings with the SEC and as otherwise enumerated herein or therein.

For more information regarding these and other risks and uncertainties that the Company may face, see the section entitled “Risk Factors” in the Company’s Form 10-K, Form 10-Q and Form 8-K filings with the SEC and as otherwise enumerated herein or therein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Arrangement Agreement and Plan of Merger, dated as of August 26, 2014, among Burger King Worldwide, Inc., 1011773 B.C. Unlimited Liability Company, New Red Canada Partnership, Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc. *

10.1	Voting Agreement, dated as of August 26, 2014, by and among 3G Special Situations Fund II, L.P. and Tim Hortons Inc.

*	Certain disclosure schedules to the Arrangement Agreement and the redacted portion of the filed disclosure schedules attached as part of Exhibit 2.1 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Parent agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BURGER KING WORLDWIDE, INC.

/s/ Jill Granat
Jill Granat
Senior Vice President, General Counsel

Date: August 29, 2014

EXHIBIT INDEX

2.1	Arrangement Agreement and Plan of Merger, dated as of August 26, 2014, among Burger King Worldwide, Inc., 1011773 B.C. Unlimited Liability Company, New Red Canada Partnership, Blue Merger Sub, Inc., 8997900 Canada Inc. and Tim Hortons Inc.*

10.1	Voting Agreement, dated as of August 26, 2014, by and among 3G Special Situations Fund II, L.P. and Tim Hortons Inc.

*	Certain disclosure schedules to the Arrangement Agreement and the redacted portion of the filed disclosure schedules attached as part of Exhibit 2.1 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Parent agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule upon request.